Exhibit 99.1

NTN Buzztime, Inc. Receives Noncompliance Notice from NYSE American

CARLSBAD, Calif., January 15, 2021, — NTN Buzztime, Inc. (NYSE American: NTN), announced it received a letter from the NYSE Regulation stating that it is not in compliance with NYSE American LLC continued listing standards. Specifically, the Company is not in compliance with Section 704 of the NYSE American Company Guide because it did not hold an annual meeting during the fiscal year ended December 31, 2020.

NTN continues to not be in compliance with Sections 1003(a)(i), (ii) and (iii) of the Company Guide because it reported stockholders equity of less than $2 million, $4 million and $6 million as of June 30, 2020, March 31, 2020 and December 31, 2019, respectively. As a result, NTN became subject to the procedures and requirements of Section 1009 of the Company Guide, which included submitting a plan to NYSE Regulation advising of actions NTN has taken or will take to regain compliance with Sections 1003(a)(i), (ii) and (iii) of the Company Guide by September 27, 2021. As previously reported, NYSE Regulation notified NTN that it accepted NTN’s plan to regain compliance and granted NTN a plan period that extends through September 27, 2021.

The listing of NTN’s common stock on the NYSE American is being continued during the plan period pursuant to an extension. The NYSE Regulation staff will review NTN periodically for compliance with initiatives outlined in its plan. If NTN is not in compliance with Sections 1003(a)(i), (ii) and (iii) by September 27, 2021 or if NTN does not make progress consistent with its plan during the plan period, NYSE Regulation staff will initiate delisting proceedings as appropriate.

NTN can give no assurances that it will be able to maintain the listing of its common stock on the NYSE American. NTN’s common stock could be delisted because it does not make progress consistent with its plan during the plan period, because it does not regain compliance with Sections 1003(a)(i), (ii) and (iii) by September 27, 2021, because it does not regain compliance with Section 704, or because its falls below compliance with other NYSE American listing standards.

About Buzztime:

Buzztime (NYSE American: NTN) delivers interactive entertainment and innovative technology that helps its customers acquire, engage and retain its patrons. Most frequently used in bars and restaurants in North America, the Buzztime tablets, mobile app and technology offer engaging solutions to establishments that have guests who experience dwell time, such as casinos, senior living, and more. Casual dining venues license Buzztime’s customizable solution to differentiate themselves via competitive fun by offering guests trivia, card, sports and arcade games. Buzztime’s platform creates connections among the players and venues and amplifies guests’ positive experiences. Buzztime’s in-venue TV network creates one of the largest digital out of home ad audiences in the US and Canada. Buzztime hardware solutions leverages the company’s experience manufacturing durable tablets and charging systems, enabling a diverse group of businesses including corrections, point-of-sale and loyalty with product implementation. Buzztime games have also been recently licensed by other businesses serving other markets. For more information, please visit http://www.buzztime.com or follow us on Facebook or Twitter@buzztime.

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